Generac Holdings Inc.
S45 W29290 Hwy. 59
Waukesha, Wisconsin 53187

February 8, 2010

VIA EDGAR & FACSIMILE

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549-6010
Attn: Ms. Celia A. Soehner, Esq.

Re:	Generac Holdings Inc.
Registration Statement on Form S-1
File No. 333-162590

Ladies and Gentlemen:

We refer to the registration statement on Form S-1 (File No. 333-162590) (as amended, the “Registration Statement”) of Generac Holdings Inc. (the “Company”), relating to the registration of its common stock, par value $0.01 per share.

The Company hereby respectfully requests that the effectiveness of the Registration Statement be accelerated so that it may become effective at 4:00 PM (Eastern Time) on Wednesday, February 10, 2010, or as soon as practicable thereafter.

The Company hereby acknowledges the following:

1.             Should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.             The action of the Commission or the staff of the Commission, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.             The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, the Company hereby confirms that it is aware of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the Registration Statement.

Please call Matthew Bloch at (212) 310-8165 of Weil, Gotshal & Manges LLP to confirm the effectiveness of the Registration Statement or with any questions.

Very truly yours,
GENERAC HOLDINGS INC.

By:	/s/ Aaron Jagdfeld
Aaron Jagdfeld
Chief Executive Officer

cc:                                Matthew Bloch

Weil, Gotshal & Manges LLP